

October 29, 2021

Kofi A. Bruce
Chief Financial Officer
General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, Minnesota 55426

>   **Re: General Mills, Inc.**
>   **Form 10-K for the Fiscal Year Ended May 30, 2021**
>   **Filed June 30, 2021**
>   **File No. 001-01185**

Dear Mr. Bruce:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 30, 2021

Financial Statements
Notes to Consolidated Financial Statements
Note 9. Debt
Long-Term Debt, page 69

1.   We note that during the third quarter of fiscal 2021, you completed an exchange of $603.9 million of notes with interest rates between 4.15 and 5.4% for $605.2 million of 3% notes and a $201.4 million cash payment. Please tell us how you determined the exchange transaction qualified as a debt modification and not as a debt extinguishment under the guidance in ASC 470-50-40-6 through -12. In doing so, provide us with your cash flow present value calculations for the original and new notes under ASC 470-50-40-12.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing